DM

19003010

SEC
Mail Processing
Section
JAN 25 2019
Washington DC
410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/17 (MM/DD/YY) AND ENDING 11/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coventry Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 Valley Green Road
(No. and Street)

Fort Washington	PA	19034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH ATTANASIO 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

1600 Market Street, 32nd Fl	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
FEB 01 2019
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Neal Jacobs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Securities, LLC, as of NOVEMBER 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Amy K. Dufner, Notary Public
Upper Moreland Twp., Montgomery County
My Commission Expires March 7, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

CEO

Title

Amy K. Dufner

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENT

Coventry Securities, LLC
November 30, 2018

Coventry Securities, LLC

Financial Statement

November 30, 2018

Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Coventry Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coventry Securities, LLC (the "Company") as of November 30, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of November 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the "PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

We have served as the Company's auditor since 2014.

Philadelphia, PA
January 23, 2019

MARCUMGROUP
MEMBER

Marcum LLP ▪ 1601 Market Street ▪ 4th Floor ▪ Philadelphia, Pennsylvania 19103 ▪ Phone 215.297.2100 ▪ Fax 215.297.2101 ▪ www.marcumllp.com

Coventry Securities, LLC

Statement of Financial Condition

		November 30, 2018
Assets		
Cash	$	269,629
Other assets		4,182
Total assets	$	273,811
Liabilities and member's equity		
Accrued expenses	$	29,924
Due to an affiliate		9,416
Total liabilities		39,340
Member's equity		234,471
Total liabilities and member's equity	$	273,811

See accompanying notes.

Coventry Securities, LLC

Notes to Financial Statement

November 30, 2018

1. Nature of Operations

Coventry Securities, LLC (the "Company") is a limited liability company established in Delaware in 2009. The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its limited liability company agreement (the "Agreement").

The Company was formed pursuant to the Delaware Limited Liability Company Law (the "Act"). Pursuant to the Agreement, the member of the Company shall not have any liability for the obligations or liabilities of the Company except to the extent of any non-waiverable provision of the Act.

There is one class of member interest in the Company. The sole member of the Company is a trust controlled by and for the benefit of members of a single family.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation. The Company's principal activities consist of marketing its services as a broker-dealer and placement agent, registering and training its registered representatives, and providing services under an agreement with an affiliated entity (see Note 3).

The Company is affiliated with multiple entities through common ownership (see Note 3 for a description of related party transactions).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of a financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash

As of November 30, 2018, cash consists of noninterest-bearing accounts at a bank. Cash may exceed the Federal Deposit Insurance Corporation limits.

2. Summary of Significant Accounting Policies (continued)

Other Assets

Other assets consist principally of deposits with a regulatory agency and prepaid expenses.

Accrued Expenses

Accrued expenses consist principally of accrued professional fees.

Due to an Affiliate

Due to an affiliate consists principally of amounts payable under the Corporate Services Agreement more fully described in Note 3, "Related Party Transactions."

Income Taxes

The Company has elected S Corporation status under the provisions of the Internal Revenue Code and corresponding sections of state income tax laws. Under those provisions, the Company does not pay federal or state income taxes. As such, any income taxes are liabilities of the Company's member.

The Company has concluded there are no significant uncertain tax positions that would require recognition in the financial statement as of November 30, 2018. As of November 30, 2018, the Company's tax years ended November 30, 2015, 2016, 2017, and 2018 are subject to examination by the tax authorities.

Subsequent Events

Subsequent events through January 23, 2019, the date that the financial statements were available to be issued, have been evaluated for disclosure and recognition.

3. Related-Party Transactions

Brokerage Services Agreement

The Company provides brokerage services to an affiliated entity pursuant to the Brokerage Services Agreement. Amounts due under this agreement are settled in the normal course of the Company's business.

Corporate Services Agreement

Pursuant to the Corporate Services Agreement, an affiliated entity provides certain employees, officers and facilities for the operations of the Company. Expenses are allocated by the affiliated entity based on time spent on the Company's operations by these employees and officers.

Obligations incurred in connection with this agreement are settled in the normal course of the Company's business.

4. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At November 30, 2018, the Company had net capital of $230,289, which was $225,289 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.17 to 1.